GC Aesthetics plc

Suite 601, Q House, Furze Road

Sandyford, Dublin 18, Ireland

September 2, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Jones/Tim Buchmiller – Legal
Li Xiao/Gary Todd – Accounting

Re:	GC Aesthetics plc
Application for Withdrawal of Registration Statement on Form F-1 (File No. 333-205197)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GC Aesthetics plc (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-205197), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within fifteen days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on June 24, 2015. The Registration Statement was filed in connection with the proposed initial public offering by the Company of its ordinary shares, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact Michael D. Beauvais at (617) 951-7601 or michael.beauvais@ropesgray.com or Emily J. Oldshue at (617) 951-7241 or emily.oldshue@ropesgray.com, each of Ropes & Gray LLP, the Company’s counsel.

Sincerely, GC Aesthetics plc

/s/ Ian Crosbie
Name:	Ian Crosbie
Title:	Chief Financial Officer